JERRITT CANYON TARGETS 20TH JULY TO BE OPERATIONALLY READY FOR START-UP

Vancouver, BC – July 17, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Queenstake Resources USA, Inc. ("Queenstake"), a wholly owned subsidiary of Yukon-Nevada Gold Corp. (the “Company”) owns and operates its gold producing assets located in Jerritt Canyon, Nevada.

Queenstake closed the mine and mill in August 2008 to upgrade the facilities and address outstanding environmental requirements of the Nevada Division of Environmental Protection (“NDEP”). Since then, Queenstake has been working on the installation of a new mercury-control (or “calomel”) system which controls air emissions to the atmosphere. At the same time it has been working to upgrade many aspects of the mill and processing facility which operated successfully at Jerritt Canyon for almost 25 years, producing more than 7,000,000 ounces of gold during that time.

START-UP UPDATE

The Company is now pleased to provide an update to its ongoing activities at the Jerritt Canyon operations. Queenstake is preparing the mine and mill for the re-start of milling and processing operations, to be followed by renewal of underground mining operations in due course.

Queenstake has completed the installation of all ductwork for the new emission control equipment at the milling facility. The final installation and calibration of instrumentation is now well underway and is expected to be completed in the next few days. This will place the Company in a position to start up operations on Monday 20th July 2009.

Start up of the mill will require finalization of a consent decree which is being negotiated with the NDEP at this time. A consent decree agreement is a document that records and agrees to the terms of an environmental work program between the NDEP and the Company. This includes among other work, the independent testing of the efficiency of the calomel system after start-up, which system cannot be tested without mill roasters being in operation.

This agreement is now in draft form requiring finalization and execution by the parties, and ultimate issuance by the court. This agreement will address any outstanding NDEP compliance issues and establish a schedule with deadlines and enforcement criteria for completing certain environmental tasks. The Company is optimistic that this will allow re-start of the mill before the end of July.

GOLDEN EAGLE INTERNATIONAL INC. DISPUTE

In other developments, Queenstake recently filed suit against Golden Eagle International Inc. (“Golden Eagle”) after Golden Eagle’s activities as operator of the mill were terminated for cause on June 10, 2009. Last week, Golden Eagle filed counterclaims against Queenstake. The Company believes that the allegations in the Golden Eagle counterclaims are meritless, without foundation in fact and reflect the views of a disgruntled former contractor. Regrettably, Queenstake has not been able to reach an amicable resolution with Golden Eagle, despite substantial good-faith efforts on Queenstake’s part since Queenstake filed suit. Queenstake will respond to every allegation in due course and will continue to vigorously defend itself.

As discussed above, Queenstake has been busy, since Golden Eagle was barred from the site, addressing the problems created by Golden Eagle’s actions and inactions as operator. The Court is being asked not to allow Golden Eagle to return to the jobsite.

HISTORY

Following a year-long investigation into mercury emissions, in March 2008 the NDEP ordered Queenstake to install new state-of-the-art calomel emission control equipment at the Jerritt Canyon Mine by the end of that year. Before the NDEP's order was satisfied, Queenstake, by its own action, stopped mining and processing ore at Jerritt Canyon Mine in August 2008. The facility remained shut down while the new emission control systems were designed. Staff from Queenstake and the NDEP worked together to resolve several air emission issues related to the roasting operation. Queenstake’s newly designed calomel mercury control and removal system is expected to control mercury and other emissions to levels well below the required emissions standards.

NDEP issued Order 2009-4 on March 25, 2009, allowing Queenstake to restart ore processing operations after the mine's initial environmental compliance was satisfied. Since that time, the Company found itself unable to meet the May 30 deadline in the initial Order to complete all of the work on the new calomel system. Queenstake had successfully complied with other requirements of operation of NDEP Order 2009-4, but voluntarily and in conjunction with a subsequent NDEP Order (2009-6 on June 5, 2009), closed down mill operations on May 30. Since that time, Queenstake has continued to address outstanding environmental requirements and make progress on installing the new calomel system.

The Company is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 250
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

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